Filed Pursuant to Rule 433

Issuer Free Writing Prospectus Dated March 14, 2013

Relating to the Preliminary Prospectus Supplement

Dated March 14, 2013 and

Registration Statement No. 333-177144

PRICING TERM SHEET

March 14, 2013

$125,000,000

SABRA HEALTH CARE REIT, INC.

7.125% SERIES A CUMULATIVE REDEEMABLE PREFERRED STOCK

This summary pricing term sheet relates only to the securities described below and should only be read together with the Preliminary Prospectus Supplement, subject to completion, dated March 14, 2013, relating to these securities and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Except as set forth on the immediately preceding sentence, this summary pricing sheet is qualified in its entirety by reference to the Prospectus Supplement. Capitalized terms not defined herein have the meanings assigned to them in the Preliminary Prospectus Supplement.

Issuer	Sabra Health Care REIT, Inc.

Securities Offered	7.125% Series A Cumulative Redeemable Preferred Shares, par value $0.01 per share, liquidation preference $25.00 per share (the “Series A Preferred Stock”).

Trade Date	March 14, 2013.

Settlement Date	March 21, 2013 (T+5).

Offering Size	5,000,000 shares of Series A Preferred Stock ($125,000,000 aggregate liquidation preference).

Option to Purchase Additional Shares	The underwriters may also purchase an additional 750,000 shares of Series A Preferred Stock at the Issue Price within 30 days of the date of the Prospectus Supplement.

Maturity	Perpetual (unless redeemed by the Issuer on or after March 21, 2018 or pursuant to its special optional redemption right, or converted by a holder in connection with a Change of Control).

Liquidation Preference	$25.00, plus accrued and unpaid dividends.

Conversion Rights

Upon the occurrence of a Change of Control, each holder of Series A Preferred Stock will have the right (unless, prior to the Change of Control Conversion Date, the Issuer has provided or provides notice of its election to redeem the Series A Preferred Stock) to convert some or all of the shares of Series A Preferred Stock held by such holder on the Change of Control Conversion Date into a number of shares of the Issuer’s common stock per share of Series A Preferred Stock to be converted equal to the lesser of:

•        the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid dividends to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series A Preferred Stock dividend payment and prior to the corresponding Series A Preferred Stock dividend payment date, in which case no additional amount for any accrued and unpaid dividend that will be paid on such dividend payment date will be included in this sum) by (ii) the Common Stock Price; and

•        1.7864 (i.e., the Share Cap), subject to certain adjustments;

subject, in each case, to provisions for the receipt of alternative consideration as described in the Prospectus Supplement.

If, prior to the Change of Control Conversion Date, the Issuer has provided or provides a redemption notice, whether pursuant to its special optional redemption right in connection with a Change of Control or its optional redemption right, holders of Series A Preferred Stock will not have any right to convert the shares of Series A Preferred Stock selected for redemption in connection with the Change of Control Conversion Right and any shares of Series A Preferred Stock selected for redemption that have been tendered for conversion will be redeemed on the related date of redemption instead of converted on the Change of Control Conversion Date.

For definitions of “Change of Control Conversion Right,” “Change of Control Conversion Date” and “Common Stock Price” and for a description of the adjustments and provisions for the receipt of alternative consideration that may be applicable to the Change of Control Conversion Right, see “Description of Series A Preferred Stock—Conversion Rights” in the Prospectus Supplement.

Except as provided above in connection with a Change of Control, the Series A Preferred Stock is not convertible into or exchangeable for any other securities or property.

Dividend Payment Dates	Dividends will be payable quarterly in arrears on or about the last day of February, May, August and November of each year, beginning on May 31, 2013.

Dividend Rate	7.125% per annum of the $25.00 liquidation preference per share (equal to $1.78125 per share per annum).

Optional Redemption	Subject to certain exceptions, not prior to March 21, 2018. On and after March 21, 2018, at the option of the Issuer, in whole at any time or in part from time to time, for cash at a redemption price of $25.00 per share, plus any accrued and unpaid dividends (whether or not authorized or declared) up to, but not including, the redemption date, without interest.

Special Optional Redemption	At the option of the Issuer upon the occurrence of a Change of Control, in whole or in part within 120 days after the first date on which such Change of Control occurred, for cash at a redemption price of $25.00 per share, plus any accrued and unpaid dividends to, but not including, the date of redemption. If, prior to the Change of Control Conversion Date, the Issuer exercises any of its redemption rights relating to the Series A Preferred Stock (whether the optional redemption right or the special optional redemption right), the holders of Series A Preferred Stock will not have the conversion rights described in the “Conversion Rights” section above with respect to the shares called for redemption.

Issue Price	$25.00 per share.

Day Count	30/360.

Net Proceeds to the Issuer (before expenses)	$121,062,500.

Ratings[1]	B3 / CCC+.

Listing	The Issuer intends to file an application to list the Series A Preferred Stock on the NASDAQ Global Select Market under the symbol “SBRA PA”.

CUSIP / ISIN	78573L 205 / US78573L2051.

Joint Book-Running Managers	Jefferies LLC Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers	Raymond James & Associates, Inc. Stifel, Nicolaus & Company, Incorporated

This communication is intended for the sole use of the person to whom it is provided by us. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, a copy of the prospectus supplement relating to this offering may be obtained by contacting Jefferies LLC at Syndicate_Middle_Office@Jefferies.com, Dept 212-336-7247, Citigroup Global Markets Inc. at Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: (800) 831-9146, and Merrill Lynch, Pierce, Fenner & Smith Incorporated at 222 Broadway, New York, NY 10038, attention: Prospectus Department, or e-mail dg.prospectus_requests@baml.com. Phone: 1-800-294-1322.

[1]

A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independent of any other rating. The rating is subject to review or withdrawal at any time by the assigning rating organization.